Exhibit 99.1
Credit Suisse conference Franki D'Hoore Director European Investor Relations May 6, 2009

Safe Harbor "Safe Harbor" Statement under the US Private Securities Litigation Reform Act of 1995: the matters discussed in this document may include forward-looking statements, including statements made about our outlook, realization of backlog, IC unit demand, financial results, average sales price, gross margin and expenses. These forward looking statements are subject to risks and uncertainties including, but not limited to: economic conditions, product demand and semiconductor equipment industry capacity, worldwide demand and manufacturing capacity utilization for semiconductors (the principal product of our customer base), including the impact of credit market deterioration on consumer confidence and demand for our customers' products, competitive products and pricing, manufacturing efficiencies, new product development and customer acceptance of new products, ability to enforce patents and protect intellectual property rights, the outcome of intellectual property litigation, availability of raw materials and critical manufacturing equipment, trade environment, changes in exchange rates and other risks indicated in the risk factors included in ASML's Annual Report on Form 20-F and other filings with the US Securities and Exchange Commission.

Agenda Market ASML fundamentals intact Strategy for the future Business summary Outlook and summary

Market

Market trends Semiconductor equipment demand collapsed in Q1 as customers adjusted production capacity and semiconductor inventory Memory Capacity utilization at NAND increased as of February, driven by recovering demand while DRAM utilization falls Spot and contract prices improve for NAND and DRAM Activity triggered amongst DRAM players due to Taiwanese consolidation initiatives (formation TMC) NAND prepares 35 nm ramp while DRAM continues conversion to 55 nm Foundry Capacity utilization is recovering after sharp inventory reductions, in addition 45 nm capacity ramp begins

All DRAM manufacturers showed negative operating margins in Q4 2008 Source: DRAMeXchange (2/09), ASML Most advanced node in Q4/08: 5x nm 5x nm 6x nm 6x nm 6x nm 6x nm 6x nm 7x nm

Source: DRAM Exchange (04/2009) DRAM 1 Gb spot price went back to profitable territory for 5xnm manufacturers, driven by supply cut-backs 5xnm manufacturers, driven by supply cut-backs 5xnm manufacturers, driven by supply cut-backs 300 mm cash-costs for 6x nm 512 Mb between 0.5 and 0.6 USD 300 mm cash-costs for 5x nm 1 Gb DRAM between 0.8 & 0.9 USD

Source: DRAM Exchange (04/2009) 300 mm cash-costs for 4x nm 16 Gb MLC NAND between 1,9 and 2,4 USD NAND MLC 16 Gb mainstream ASPs stabilized above cash-costs Larger premium paid for high-performance SLC IC's 300 mm cash-costs for 4x nm 16 Gb SLC NAND between 4 and 5 USD

Factory utilization of foundries hit bottom but well below the trigger point for capacity buys Source: ASML Foundry Top-4 Utilization Performance -100 -80 -60 -40 -20 Jan-07 Feb-07 Mar-07 Apr-07 May-07 Jun-07 Jul-07 Aug-07 Sep-07 Oct-07 Nov-07 Dec-07 Jan-08 Feb-08 Mar-08 Apr-08 May-08 Jun-08 Jul-08 Aug-08 Sep-08 Oct-08 Nov-08 Dec-08 Jan-09 Feb-09 Mar-09 ASML tool utilization [%] 0 200 400 600 800 1000 1200 1400 1600 1800 2000 Measured ASML systems [units] STEPPER units SCANNER units TWINSCAN units STEPPERS SCANNERS TWINSCAN

Strategy for the future

* Note: Process development 1.5 ~ 2 years in advance updated 12/08 Year of production start* 1/1/02 1/1/03 1/1/04 1/1/05 1/1/06 1/1/07 1/1/08 1/1/09 1/1/11 1/1/12 1/1/13 1/1/14 1/1/15 1/1/10 Resolution/half pitch, "Shrink" [nm] 20 30 40 50 60 80 200 100 Logic Logic / SRAM 6 Transistor SRAM Cell k1 0.40 ~ 0.44 DRAM NAND DRAM k1 0.30 ~ 0.35 NAND Flash k1 0.27 ~ 0.30 Technology developments continue in spite of current world wide crisis Source: ASML

Source: ASML Lithography total market growth opportunity Historical trends projected Factual until 2008 + forecast for 2009 IC trend-based simulation 0 1000 2000 3000 4000 5000 6000 7000 8000 9000 10000 11000 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 WW Litho Demand Simulation (2006 - 2015) : Lithography System Revenue [Mio. €] Semiconductor unit growth continues at 9% per year Moore's law unaffected CAGR (2006-15): 9.7%

Bottom-up scenario: Four engines of growth Even when assuming slow chip unit growth of 4% (due to Moore's Law slowdown and slower electronics consumption in the West) More DRAM in expanding consumer electronics. Additional €1.2B Litho revenue over 5 years. NAND/DRAM penetration rises to 10% of hard disk drives storage capacity, versus 7% in slow-down scenario, adding €6.7 billion in Litho revenue over 5 years. Emerging new Storage Class Memory makes computer servers perform 25% better, leading to 30% penetration by 2015, adding €1.5B Litho revenue in 2013-2015 period. Middle class population growth expected, driven by Brazil, Russia, India and China (BRIC). Electronics spending in BRIC to more than double to $46/year, adding €16B in Litho revenue over 5 years.

Source: ASML Bottoms-up scenario: significant litho demand indicated Conservative scenario (4% unit growth) + emerging growth markets Factual until 2008 + forecast for 2009 IC trend-based simulation 0 1000 2000 3000 4000 5000 6000 7000 8000 9000 10000 11000 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 Worldwide litho demand simulation Lithography System Revenue [Mio. €] Half of historic chip growth of 4% NAND penetration in PC's 10% More spending in BRIC countries More DRAM in consumer products NAND in servers (PCRAM)

ASML confirms its strategy The lithography market offers significant growth potential; the company target of EUR 5 billion in annual revenues is still achievable, timing depending on macro economic circumstances ASML key success factor is unmatched R&D innovation which will remain unaffected in the current crisis and in line with customer roadmaps, focused on a high level of product differentiation Production capacity (assets and staff) will be maintained to meet customer needs without lengthy lead times ASML scales down its cost structure for positive cash generation even at very low quarterly revenue levels Drive improvement in the long term cost structure through efficiency initiatives

ASML fundamentals intact

Cash flow positively impacted by working capital reduction and cost structure improvements Working capital reduced by more than € 300 million (excl cash & cash equivalents) Account receivables down by € 172 million Current tax assets decreased by € 88 million Inventories reduced by € 62 million Net cash from operations € 82 million

Balance sheet position secured Cash position € 1.2 billion within company target of € 1.0 - 1.5 billion Standby facility € 500 million available until 2012 € 600 million bond due not until 2017 Secured additional credit facility of € 200 million with the European Investment Bank

Committed to R&D New product introduction on track Successful cost cutting in R&D through efficiency improvements Continued investment in strategically important development programs to ensure timely introduction of next node production capability Proved EUV imaging with the first full field 28 nm dense lines Introduced new suite of lithography-aware design and manufacturing tools supported by our subsidiary Brion State of art Immersion TWINSCAN NXT on track to ship mid 2009

TWINSCAN NXT - improved overlay and productivity Suitable for double patterning 32 nm and beyond x, y : 1.6nm, 1.7nm overlay x, y : 1.9nm, 1.8nm overlay Platform capability >200 wafers per hour Excellent overlay shown during SPIE

EUV pre-production systems ready in 2010 First full field 28 nm dense lines imaged

Business summary

2003 2004 2005 2006* 2007* 2008 2009 Q1 318 453 685 629 949 919 184 Q2 329 616 763 942 930 844 Q3 370 611 533 958 934 697 Q4 526 785 548 1053 955 494 Total net sales M€ 1,543 2,465 2,529 3,582 3,768 * 2006 and 2007 numbers are adjusted retrospectively with respect to the change in accounting policy. Numbers have been rounded for readers' convenience. 2,954

Key financial trends 2008 - 2009 Consolidated statement of operations M€ Numbers have been rounded for readers' convenience.

Backlog: value and litho units Backlog Jan 03 39541 Jul 03 Oct 03 Jan 04 Apr 04 Jul 04 Oct 04 Jan 05 Apr 05 Jul 05 Oct 05 Jan 06 Apr 06 Jul 06 Oct 06 Jan 07 Apr 07 Jul 07 Oct 07 Jan 08 Apr 08 Jul 08 Oct 08 Jan 09 4/9/2009 Backlog value 1030 870 678 859 993 1357 1800 2053 1691 1377 987 1245 1434 1596 1830 2126 2146 2163 1745 1769 1697 1167 1106 1028 755 853 Systems 103 93 62 91 124 163 174 183 131 107 80 87 95 106 127 151 163 148 109 90 89 65 59 53 41 38 Backlog units

Taiwan Europe Singapore Korea USA Japan China 9 5 9 8 26 27 16 memory IDM Foundry 61 27 12 0 0 0 immersion KrF 1-line ArF dry 86 6 1 7 Backlog lithography in value per Mar 29, 2009 Total value M€ 853 Technology i-Line 1% ArF immersion 86% KrF 6% ArF dry 7% Region USA 26% Taiwan 9% Korea 8% Europe 5% Japan 27% End-use Memory 61% IDM 27% Foundry 12% Numbers have been rounded for readers' convenience China 16% Singapore 9%

Outlook and summary

Q2 2009 outlook ASML expects net sales between € 210 - 230 million Gross margin expected at about 9% reflecting very low coverage of fixed costs R&D is expected at € 118 million net of credit SG&A is expected at € 41 million Recent immersion orders and current quote activity give us comfort in a booking level in Q2 that in addition to existing backlog could support revenues between € 400 and € 500 million per quarter within H2 '09

Summary First signs of technology purchases pick-up from current very low run rate are now visible These technology purchases could translate into ASML revenue levels in support of technology transitions between € 400 and € 500 million per quarter within H2 2009 ASML plans for "cash from operations and investments" to be neutral in H1 2009 ASML continues to manage the company for cash generation and long term cost structure optimization, while keeping our current aggressive technology development roadmap